

September 15, 2020

John Wenger
Chief Financial Officer
Contact Gold Corp.
400 Burrard St., Suite 1050
Vancouver, BC Canada V6C 3A6

      Re: Contact Gold Corp.
          Amendment No. 2 to
          Offering Statement on Form 1-A
          Filed August 31, 2020
          File No. 024-11290

Dear Mr. Wenger:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 28, 2020 letter.

Form 1-A/A filed August 31, 2020

Cover Page

1.   In response to comment 2, we note you revised your cover page to disclose that this offering statement qualifies the Units, Unit Shares, Warrants, Warrant Shares, Additional Units, Additional Unit Shares, Additional Warrants, Additional Warrant Shares, Broker Warrants and Broker Warrant Shares. Please revise the cover page of the offering circular to clarify the number of each such security that is being qualified. See Item 1(d) of Part II of Form 1-A. In addition, please tell us the "aggregate offering price" under the definition set forth in Rule 251(a) and the note to Rule 251(a).

Risk Factors

The Warrant Indenture governing the Warrants designates the Courts of the Province of British Columbia as the exclusive forum , page 28

2.   We note your revised disclosure that the forum selection provision expressly will not apply to actions arising under the Exchange Act, or the Securities Act, or applicable rules and regulations thereunder. However, we also note your disclosure that the forum selection provision is intended to apply to the fullest extent permitted by applicable law to actions and proceedings arising out of the Warrant Indenture, including, to the extent permitted by the federal securities laws, to lawsuits asserting both the claims subject to the forum selection provision and federal securities law claims. Please revise to clarify the intended application to federal securities law claims, given your disclosure that the provision will not apply to actions arising under the Exchange Act or the Securities Act.

Exhibits

3.   We note that your subscription agreement provides that each subscriber consents to the jurisdiction of any state or federal court of competent jurisdiction located within the State of Nevada "and no other place" and irrevocably agrees that all actions and proceedings relating to the subscription agreement may be litigated in such courts. Please disclose such provision in your offering circular, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states this clearly.

        Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Kenneth Sam